Exhibit 99.15

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)
Suite 1430, 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Item 2:	Date of Material Change

September 8, 2021

Item 3:	News Release

A news release was disseminated on September 8, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The company provided announced recently received assay results from seven holes drilled at the Lotto Zone (“Lotto”), located approximately 2 km north of the Keats Zone discovery. These holes were completed as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 5 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

September 8, 2021

Schedule "A"

New Found Intercepts 111.4 g/t Au over 2.65 m and
76.8 g/t Au over 2.80 m at Lotto Main Vein:

Doubles the Vertical Depth to 200 m

Vancouver, BC, Sept 8, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce recently received assay results from seven holes drilled at the Lotto Zone (“Lotto”), located approximately 2 km north of the Keats Zone discovery. These holes were completed as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	Highlight intervals are summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-233	169.20	171.85	2.65	111.36	Lotto Main
NFGC-21-278	131.35	133.40	2.05	15.54	Lotto Main
NFGC-21-311	294.65	297.45	2.80	76.81	Lotto Main
Including	294.65	296.55	1.90	112.51

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 80% to 90% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2 m; grades have not been capped in the averaging.

•	The interval of 76.81 g/t Au over 2.80 m in NFGC-21-311 is almost 90 m vertically deeper than the previously reported interval in NFGC-21-201 which yielded 683.1 g/t Au over 2.45 m (see press release dated June 23, 2021) and has doubled the depth of the Main Vein to over 200 m vertically, starting at surface and open to depth.

•	The high-grade intervals reported to date occur in a steeply (78°) east-dipping vein that is part of a network of north-south striking vein arrays that are spatially associated with the Lotto Baseline Fault Zone, a splay of the Appleton Fault Zone. Recent drilling has defined the vein network over a 340 m x 325 m area that remains open in all directions (see the plan view, 2D cross section, 3D composite cross section and long section in Figures 1, 2, 3 and 4 below).

•	The Company continues to test new targets at Lotto with current exploration focused on extending the Lotto Main Vein to depth and along strike.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

•	The mineralization drilled at Lotto is often characterized by massive and vuggy textured veins containing very fine visible gold, arsenopyrite, chalcopyrite, boulangerite and ammonium-illite which are common traits found in epizonal systems, similar to the high-grade gold mineralization encountered at Keats (Figure 5).

Greg Matheson, P.Geo. COO of New Found, stated: "The Lotto Main Vein structure continues to show strong continuity and consistent widths of high-grade gold mineralization from two to ten plus meters width downhole (note that true widths are estimated at 80% to 90% of reported drill interval widths). While numerous secondary mineralized structures exist outside the Main Vein structure, we have started to target expansion of the Main Vein at depth with significant intercepts of 111.36 g/t over 2.65 m (NFGC-21-233) and 76.81 g/t Au over 2.80 m (NFGC-21-311). NFGC-21-311 is the deepest hole drilled to date and demonstrates significant persistence of continuity of the Lotto Main Vein to depth. The grades and widths at Lotto are outstanding and we are very excited to be consistently hitting these high-grade intervals as we step out to depth and along strike.”

LOTTO ZONE PLAN MAP
Drill Holes
Historic Drill Collar
Assay Results Pending
Assay Previously Reported
Current Assay Reported
Mineralized Zone Footprint
Regional Structure
Au Grade (g/t)
1.0 - 3.0
3.0 - 10.0
10.0 - 25.0
>25.0
KEATS
QUEENSWAY NORTH
Appleton Fault Zone
JBP Fault Zone
0 25 50 100 m
NEWFOUND GOLD CORP
LOTTO ZONE
APPLETON FAULT ZONE
LOTTO FAULT ZONE
SUNDAY ZONE
6700N
6600N
6500N
6400N
A
A'
B
B'
NFGC-21-311
76.81g/t Au over 2.80m
Including
112.51g/t Au over 1.90m
NFGC-21-278
15.54g/t Au over 2.05m
NFGC-21-285
6.99g/t Au over 3.90m
NFGC-21-233
111.36g/t Au over 2.65m
NFGC-21-205
4.75g/t Au over 3.00m
NFGC-21-278
NFGC-21-311
NFGC-21-285
NFGC-21-233
NFGC-21-205
NFGC-21-211

Figure 1. Lotto Plan View

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

NFGC-20-50
65.3 g/t Au over 2.10m
NFGC-20-17
41.20 g/t Au over 4.75m
25.40 g/t Au over 5.15m
SW
NE
NFGC-21-100
224.7 g/t Au over 2.50m
NFGC-21-109
19.30 g/t Au over 8.80m
NFGC-21-233
111.36 g/t Au over 2.65m
NFGC-21-201
150.28 g/t Au over 11.50m
including 683.14 g/t Au over 2.45m
NFGC-21-278
15.54 g/t Au over 2.05m
NFGC-21-285
6.99 g/t Au over 3.90m
NFGC-21-205
4.75 g/t Au over 3.00m
NFGC-21-311
76.81 g/t Au over 2.80m
including 112.51 g/t Au over 1.90m
LEGEND
Composite Au Grade (g/t)
< 1 g/t Au
1-3 g/t Au
3-10 g/t Au
>10 g/t Au
Result Pending
Drilled area with assay
Drilled area assay pending
Overburden
NEWFOUND GOLD CORP
0m
100m
200m
300m
400m
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO

Figure 2. Lotto Long Section (see B-B' on Plan View, Figure 1)

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

NW
SE
NFGC-20-22
NFGC-21-278
NFGC-21-285
NFGC-21-289
NFGC-21-296
NFGC-21-303
NFGC-21-311
0m
-100m
-200m
APPLETON FAULT ZONE
LOTTO BASELINE FAULT ZONE
NFGC-20-22 1.30 g/t Au over 8.40m
NFGC-21-278 15.54 g/t Au over 2.05m
NFGC-21-285 6.99 g/t Au over 3.90m
NFGC-21-311 76.81 g/t Au 2.80m Including 112.51 Au g/t over 1.90m
LOTTO ZONE CROSS-SECTION
Quartz Vein Network
Fault Zone
Greywacke
Assay Interval Previously Reported
Assays Pending Drill Trace
Assays Pending
Assays Previously Reported
Assays Reported
Au (g/t)
0.5 - 3
3-10
10+
NEWFOUND GOLD CORP
0 25 50 m
0m
100m
200m
300m
400m

Figure 3. Lotto Cross Section (looking north, 12.5 m clipping, see A-A’ on Plan View, Figure 1)

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Figure 4. 3D Lotto Composite Cross-Section (looking north, 325 m clipping)

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Drill-hole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-109	146.55	148.60	2.05	6.17	Lotto
And**	152.70	161.50	8.80	19.30	Lotto Main
Including	154.20	157.40	3.20	51.30
And	179.00	181.00	2.00	1.03	Lotto
NFGC-21-205	216.00	219.00	3.00	4.75	Lotto Main
NFGC-21-211				NSV	Lotto Main
NFGC-21-233	169.20	171.85	2.65	111.36	Lotto Main
NFGC-21-278	131.35	133.40	2.05	15.54	Lotto Main
NFGC-21-285	163.40	167.30	3.90	6.99	Lotto Main
NFGC-21-311	294.65	297.45	2.80	76.81	Lotto Main
Including	294.65	296.55	1.90	112.51

Table 2: Summary of results reported in this release

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 80% to 90% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging. ** Results released on March 23, 2021, from NFGC-21-109 updated with additional secondary zone results.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-109	300	-45	252	659012	5428912
NFGC-21-205	299	-46	254	659059	5428890
NFGC-21-211	297	-45.5	426	658943	5428864
NFGC-21-233	298	-45.5	342	659024	5428935
NFGC-21-278	299	-45.5	207	658984	5428985
NFGC-21-285	298	-45.5	201	659006	5428970
NFGC-21-311	299	-45.5	321	659107	5428914

Table 3: Details of drill holes reported in this release

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Photos of Drill Core

Figure 5. Photos of mineralization from NFGC-21-311, approximately 296 m down hole depth

Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-311.

Queensway 200,000m Drill Program Update

Approximately 38 percent of the 200,000 meters have been drilled to date with approximately 21,000 meters of core pending assay results. Nine core rigs are currently operating, with a tenth scheduled to start in Q3 2021.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 80% to 90% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality

Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated Sept 8, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000 m drill program at Queensway. Nine rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs in Q3 2021. With a current working capital balance of approximately $115 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 8

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to further exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of results of the drilling program and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "potential," "goal," "objective," "prospective," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 9